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                                                                    Exhibit 11.0


                       LINCOLN PARK BANCORP AND SUBSIDIARY
                 STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
                 -----------------------------------------------


                                                           Three Months Ended
                                                             March 31, 2005
                                                         ----------------------

Income available to common stockholders                        $    119,760

Weighted average shares outstanding                               1,817,787

Basic earnings per share                                       $       0.07

Income for diluted earnings per share                          $    119,760

Total weighted average common shares and equivalents
  outstanding for diluted computation                             1,817,787

Diluted earnings per share                                     $       0.07